Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 16, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 144

Nuveen ARK Genomic, Healthcare and Biotech Portfolio, 2Q 2016

File Nos. 333-211300 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated June 8, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 144, filed on May 11, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen ARK Genomic, Healthcare and Biotech Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (pp.2-3)

1. Please disclose how the Trust intends to invest the up to 20% of total assets not allocated to the healthcare, biotechnology, life science and pharmaceutical industries.

Response: The disclosure has been revised to clarify the 80% test and how the remaining assets may be invested.

2. Please disclose that the Trust will be concentrated in the healthcare sector.

Response: The disclosure has been revised as requested.

3. The disclosure states that the Trust “may invest in certain companies… even if such companies do not currently derive a substantial portion of their revenues from genomics, healthcare or biotechnology related activities.” Please disclose why, as you have under “[f]uture expected genomic, healthcare and biotech business risk,” such companies do not currently derive a substantial portion of their revenues from genomics, healthcare or biotechnology related activities. Please also explain supplementally, and consider clarifying in the disclosure, the primary sector from which such companies derive their revenues and in what sector the Trust classifies such companies.

Response: The disclosure has been revised to disclose why such companies do not currently derive a substantial portion of their revenues from genomics, healthcare or biotechnology related activities. With regard to companies that are categorized in other sectors, the companies selected will be based upon the sponsor’s and portfolio consultant’s belief that the companies are expected to substantially benefit from disruptive innovators. The Trust will invest in companies from the consumer discretionary, information technology and materials sectors, which will be disclosed on the Trust Portfolio page in the final Prospectus.

Principal Risks (p. 5-9)

4. Please include a risk factor disclosing that certain actions taken by the portfolio consultant may have an adverse effect on the prices of the securities included in the Trust (discussed on pages B-20- B-21).

Response: The disclosure has been revised as requested.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren